SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number: 333-109343

Paramount Resources Ltd.

(Translation of registrant’s name into English)

888 – 3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EXHIBIT INDEX
NEWS RELEASE

The following exhibits are filed as part of this Form 6-K

Exhibit 1	News release dated November 30, 2004, referred to as:
PARAMOUNT RESOURCES LTD. TO REDEEM APPROXIMATELY US$85.5 MILLION OF ITS OUTSTANDING SENIOR NOTES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2004

PARAMOUNT RESOURCES LTD. (Registrant)
By:	/s/ Charles E. Morin
	Name:	Charles E. Morin
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.
1.	News release November 30, 2004, referred to as “PARAMOUNT RESOURCES LTD. TO REDEEM APPROXIMATELY US$85.5 MILLION OF ITS OUTSTANDING SENIOR NOTES”

PARAMOUNT RESOURCES LTD.
Calgary, Alberta

November 30, 2004

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. TO REDEEM APPROXIMATELY US$85.5 MILLION OF ITS OUTSTANDING SENIOR NOTES

Paramount Resources Ltd. (TSX-POU) announces that it will redeem on December 30, 2004 US$41,744,000 aggregate principal amount of its 7 7/8% senior notes due 2010 and US$43,750,000 aggregate principal amount of its 8 7/8% senior notes due 2014. The redemption price is US$1,078.75 per US$1,000 principal amount of the 7 7/8% senior notes and US$1,088.75 per US$1,000 principal amount of the 8 7/8% senior notes plus, in each case, accrued and unpaid interest on the amount being redeemed to the redemption date. The amount being redeemed represents approximately 29% of the US$300 million aggregate principal amount of senior notes currently outstanding.

Both the 7 7/8% senior notes (CUSIP number 699320AA5) and the 8 7/8% senior notes (CUSIP number 699320AB3) are held in book-entry form only. The redemption price for the notes will be credited to the accounts of beneficial holders of the notes through their individual brokers. Beneficial holders may contact their individual brokers for additional information about the payments.

The indentures governing the notes permit Paramount to redeem up to 35% of the aggregate principal amount of each series of notes outstanding with the net proceeds of equity offerings completed by Paramount. The redemptions are being made pursuant to the rights arising from Paramount’s recent equity offerings.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

     C.H. (Clay) Riddell, Chairman and Chief Executive Officer
     J.H.T. (Jim) Riddell, President and Chief Operating Officer
     B.K. (Bernie) Lee, Chief Financial Officer

     Paramount Resources Ltd.
     4700 Bankers Hall West
     888 3rd Street SW
     Calgary, Alberta T2P 5C5
     Phone: (403) 290-3600
     Fax: (403) 262-7994